

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2023

Michael S. Poirier
Chief Executive Officer
Qualigen Therapeutics, Inc.
2042 Corte Del Nogal
Carlsbad, California 92011

>        **Re: Qualigen Therapeutics, Inc.**
>            **Registration Statement on Form S-3**
>            **Filed December 30, 2022**
>            **File No. 333-269088**

Dear Michael S. Poirier:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

>        Sincerely,
>
>        Division of Corporation Finance
>        Office of Life Sciences

cc:     Wendy Grasso